EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	March 20, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Annual General Meeting and decisions by the Board of Directors

HELSINKI, Finland - Stora Enso (NYSE:SEO) today announced that Stora Enso’s Annual General Meeting (AGM) on 20 March 2003 adopted the accounts for 2002 and granted the company’s Board of Directors and Chief Executive Officer discharge from responsibility for the period.

The AGM approved a proposal by the Board of Directors that a dividend of EUR 0.45 per share be paid for the financial year 2002. The company will pay the dividend on 4 April 2003 to the shareholders entered in the shareholder registers maintained by the Finnish Central Securities Depository, VPC and Citibank on the dividend record date, 25 March 2003. Dividends for VPC-registered shares will be paid in Swedish krona and dividends for ADR holders will be paid in US dollars.

The AGM approved a proposal that Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, George W. Mead, Ilkka Niemi, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg be re-elected as members of the Board of Directors to serve until the end of the following AGM, and that Barbara Kux be elected as a new member of the Board of Directors to replace Josef Ackermann, who was resigning from office.

The AGM approved a proposal that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company until the end of the following AGM.

The AGM approved the proposed annual remuneration for the Board of Directors as follows:

Chairman	135 000 EUR
Deputy Chairman	85 000 EUR
Members	60 000 EUR

Remuneration is paid only to non-executive Board members.

The AGM also approved the following proposals by the Board of Directors:

1)    The share capital will be reduced by EUR 60 509 460 through the cancellation of 93 800 Series A shares and 35 500 000 Series R shares that were repurchased with the approval of the AGM on 19 March 2002, repurchasing started 24 May 2002.

2)    The Board of Directors was authorised to use distributable equity of the company to repurchase not more than 9 100 000 Series A shares and not more than 34 000 000 Series R shares in the company, but not exceeding 5% of the votes or the share capital. Shares may not be repurchased other than through public trading and at the price prevailing at the time of the repurchase. Shares may be repurchased for the purpose of improving the capital structure, for use in financing corporate acquisitions and other arrangements, or to be sold or otherwise transferred or cancelled. Cancellation of shares would require a separate resolution by a Shareholders’ Meeting. The Board of Directors is authorised to decide on other terms and conditions relating to repurchases. This authorisation is valid up to and including 19 March 2004.

3)    The Board of Directors was authorised to dispose of not more than 9 100 000 Series A shares and not more than 34 000 000 Series R shares in the company held by the same. The Board was authorised to decide to whom and in what manner to dispose of these shares in the company. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements, or sold in public trading. The Board was authorised to decide the sales price or other consideration for the shares as well as the basis for the determination of such consideration, and the shares can be disposed of for a consideration other than cash. The Board of Directors was authorised to decide on all other terms and conditions of the disposal. This authorisation is valid up to and including 19 March 2004.

4)    The Articles 9, 11 and 15 of the Articles of Association were amended as follows:

•	The period during which the shareholders must notify the Company of their intention to attend the Shareholders’ Meeting cannot be decided to end earlier than 10 days prior to the meeting.
•	The summons to the Shareholders’ Meeting must be issued no later than 17 days prior to the meeting.
•	The request for conversion of series A share to series R share by the shareholder who owns series A shares can be made at any time.

Decisions by the Board of Directors

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Krister Ahlström as Vice Chairman.

Claes Dahlbäck, Krister Ahlström and Harald Einsmann will continue as members of the Stora Enso Compensation Committee. George W. Mead, Ilkka Niemi, Paavo Pitkänen and Marcus Wallenberg will continue as members of the Financial and Audit Committee. Jan Sjöqvist was elected a new member of this committee.

The Board also decided to repurchase not more than 9 100 000 Series A shares and not more than 34 000 000 Series R shares in the company. The repurchases will be undertaken as authorised by the AGM. The repurchases will start at the earliest on 27 March 2003.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: March 21, 2003